UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                               October 30, 2018



  Hee-Cheul Kim
  Chief Executive Officer
  Hanwha Q CELLS Co., Ltd.
  Hanwha Building, 86 Cheonggyecheon-ro
  Jung-gu, Seoul, Korea

          Re:     Hanwha Q CELLS Co., Ltd.
                  Schedule 13E-3
                  Filed on October 23, 2018 by Hanwha Q CELLS Co., Ltd., et al. File No. 005-82557

  Dear Mr. Kim,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

         If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Schedule 13E-3

  Collective Position of the Filing Persons as to the Fairness of the Merger, page 6

  1. The discussion only addresses fairness of the transaction to the "Public Shareholders."
     Please conform the disclosure here and throughout the disclosure document to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term "unaffiliated security holder."
  2. Please revise to indicate, if true, that a specific going concern book value was not calculated or considered by the Filing Persons in making their respective fairness determinations. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in
     Exchange Act Release 17719 (April 13, 1981).
 Mr. Hee-Cheul Kim
Hanwha Q CELLS Co., Ltd.
October 30, 2018
Page 2

Reasons, page 16

3. The Filing Persons anticipate going private will result in direct cost savings of approximately
   $2,200,000 per year. Please revise here or elsewhere in the filing to indicate explicitly, if true, which affiliates will become the direct beneficiaries of the cost savings associated with
   Hanwha's no longer having to comply with the federal securities laws and otherwise remaining a publicly held issuer. See Instruction 2 to Item 1013(d) of Regulation M-A.
4. Hanwha suffered a net operating loss in 2017. Please specify the constituency, if any, expected to become the beneficiary of the Hanwha's and/or its successor's future use of any net operating loss carryforwards, if any. Please quantify that benefit to the extent practicable.
   See Instruction 2 to Item 1013(d) of Regulation M-A.
Factors Considered in Determining Fairness, page 23
5. Advise us, with a view towards revised disclosure, how compliance with Item 1014(e) of
   Regulation M-A regarding the approval of transaction by a majority of directors not employed by Hanwha has been effectuated. Please note that an affirmative response to this disclosure requirement must be provided, even if the response is in the negative. Refer to
   General Instruction E of Schedule 13E-3.
Exhibit 99(c)(3)

6. We noticed the disclaimer wherein it appears the financial advisor obligated the Special
   Committee to whom the presentation was "solely" provided to obtain the financial advisor's prior written consent before making public release of the information. Similar language regarding the necessity of obtaining Houlihan Lokey's prior written consent appears on page
   30 of the information statement. Please revise the disclosure statement to be mailed to shareholders to state, if true, that the financial advisor has consented to the use of its
   disclosure content   including that which has been filed as separate
exhibits  by the Filing
   Persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials.
   http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm


        We remind you that the Filing Persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mr. Hee-Cheul Kim
Hanwha Q CELLS Co., Ltd.
October 30, 2018
Page 3

       You may contact me at (202) 551-3266 with any questions.


                                                       Sincerely,

                                                       /s/ Nicholas P. Panos

                                                       Nicholas P. Panos
                                                       Senior Special Counsel
                                                       Office of Mergers &
Acquisitions

cc: H. Young Shin
Skadden, Arps, Slate, Meagher & Flom LLP
Sang Jin Han
Cleary Gottlieb Steen & Hamilton LLP